SEC FILE NO. 70-7862





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549






                             CERTIFICATE PURSUANT TO

                                     RULE 24

                      OF PARTIAL COMPLETION OF TRANSACTIONS



                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935











                      JERSEY CENTRAL POWER & LIGHT COMPANY

                           METROPOLITAN EDISON COMPANY

                          PENNSYLVANIA ELECTRIC COMPANY





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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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            In the Matter of              )
                                          )
JERSEY CENTRAL POWER & LIGHT COMPANY      )
    METROPOLITAN EDISON COMPANY           )
   PENNSYLVANIA ELECTRIC COMPANY          )
                                          )
            SEC File No. 70-7862          )
                                          )
        (Public Utility Holding           )
          Company Act of 1935)            )
----------------------------------------X

To the Members of the Securities and Exchange Commission:

            The undersigned, Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec", collectively, the "GPU Companies") hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions authorized by the Commission's Supplemental Order dated November 3, 1998, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as post-effectively amended, in SEC File No. 70-7862 as follows:

      1. On December 20, 1999, the GPU Companies each sold their respective undivided ownership interests in the Three Mile Island Unit No. 1 nuclear generating station ("TMI-1") to AmerGen Energy Company L.L.C. ("AmerGen"). The sale to AmerGen included, among other things, the sale of all associated nuclear fuel, assemblies and component parts ("Nuclear Material") which each of the GPU Energy Companies have separately leased pursuant to Amended and Restated Nuclear Material Lease Agreements, each dated as of November 5, 1998 (the "Amended TMI-1 Leases"), with TMI-1 Fuel Corp., a Delaware corporation wholly-owned by United States Trust Company of New York, as Owner Trustee under a certain Second Amended and Restated Trust Agreement, dated as of November 5, 1998 (the "Amended Trust Agreement").

      2. On December 20, 1999, in connection with the sale of TMI-1 to AmerGen, the GPU Companies each terminated their Amended TMI-1 Lease with TMI-1 Fuel Corp. Simultaneously, TMI-1 Fuel Corp. terminated the Credit Agreement it had entered into with First Chicago, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, and First Chicago Capital Markets, Inc. and PNC Capital Markets, Inc., as Arrangers

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thereunder and the Banks party thereto  ("TMI-1 Credit  Agreement"),and  TMI-1
Fuel Corp. made final payments on outstanding commercial paper it had issued in the aggregate principal amount of $73,076,000. The GPU Companies provided TMI-1 Fuel Corp. with the necessary funds to make such repayment from temporary investments and short-term borrowings.





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                                   SIGNATURES
                                   ----------



            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                              JERSEY CENTRAL POWER & LIGHT COMPANY
                              METROPOLITAN EDISON COMPANY
                              PENNSYLVANIA ELECTRIC COMPANY




                              By:   /s/ T. G. Howson
                                  ------------------------------
                                    T.G. Howson, Vice President
                                      and Treasurer



Date:  January 12, 2000





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